SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)*

Cambridge Heart, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
131910101
(CUSIP Number)
Louis Blumberg AFB Fund, LLC 2050 Center Avenue Fort Lee, New Jersey 07024 (201) 585-7770, ext. 16
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 5, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 131910101

1.	NAME OF REPORTING PERSON: AFB Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Yes ☐ No ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey

7.	SOLE VOTING POWER: 0 shares

8.	SHARED VOTING POWER: 5,915,168 shares(1)

9.	SOLE DISPOSITIVE POWER: 0 shares

10.	SHARED DISPOSITIVE POWER: 5,915,168 shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,915,168 shares(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes ☐ No ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.14%(1)

14	. TYPE OF REPORTING PERSON: OO

(1)Each of Laurence J. Blumberg, on the one hand, and Louis Blumberg and AFB Fund, LLC, on the other hand, disclaims beneficial ownership of the shares held by each other. The aggregate number of shares held by all three reporting persons is 6,231,668, or 9.63% of the class of common stock outstanding.

CUSIP NO.: 131910101

1.	NAME OF REPORTING PERSON: Louis Blumberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Yes ☐ No ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.	SOLE VOTING POWER: 0 shares

8.	SHARED VOTING POWER: 5,915,168 shares(1)

9.	SOLE DISPOSITIVE POWER: 0 shares

10.	SHARED DISPOSITIVE POWER: 5,915,168 shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,915,168 shares(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes ☐ No ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.14%(1)

14.	TYPE OF REPORTING PERSON: IN

(1)The shares of the Issuer are owned of record by AFB Fund, LLC. The reporting person is the manager of AFB Fund, LLC and has the sole power to vote and dispose of the securities held by AFB Fund, LLC. Each of Laurence J. Blumberg, on the one hand, and Louis Blumberg and AFB Fund, LLC, on the other hand, disclaims beneficial ownership of the shares held by each other. The aggregate number of shares held by all three reporting persons is 6,231,668, or 9.63% of the class of common stock outstanding.

CUSIP NO.: 131910101

1.	NAME OF REPORTING PERSON: Laurence J. Blumberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Yes ☐ No ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.	SOLE VOTING POWER: 316,500 shares(1)

8.	SHARED VOTING POWER: 0 shares

9.	SOLE DISPOSITIVE POWER: 316,500 shares(1)

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 316,500 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes ☐ No ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .49%(1)

14.	TYPE OF REPORTING PERSON: IN

(1)Each of Laurence J. Blumberg, on the one hand, and Louis Blumberg and AFB Fund, LLC, on the other hand, disclaims beneficial ownership of the shares held by each other. The aggregate number of shares held by all three reporting persons is 6,231,668, or 9.63% of the class of common stock outstanding.

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned. This Amendment No. 8 amends the Schedule 13D as specifically set forth.

ITEM 6 is hereby amended to add the following:

On June 5, 2008, Louis Blumberg resigned from the Board of Directors of the Issuer, due to differences in opinion about the Company’s strategic objectives and direction. A copy of Mr. Blumberg’s letter of resignation is filed as Exhibit 99.1 to this Amendment No. 8.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Letter of Resignation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2008

/s/ Louis Blumberg
Louis Blumberg

AFB Fund, LLC

By: /s/ Louis Blumberg
Name: Louis Blumberg
Title: Manager

/s/ Laurence J. Blumberg
Laurence J. Blumberg